Pilgrim’s Pride (PPC)

Vote Yes: Proposal #6 - Provide a report regarding the reduction of water pollution

Annual Meeting: April 28, 2021

CONTACT: Mary Minette, Director of Shareholder Advocacy, Mercy Investment Services mminette@Mercyinvestments.org

SUMMARY

●	The vast majority of Pilgrim’s Pride Corporation’s (PPC’s) water pollution footprint is associated with its supply chain. Two of the most significant drivers of nutrient pollution of freshwater ecosystems are runoff from fertilizer used to grow crops for animal feed, and improperly managed animal waste.
●	Supply chain water pollution poses material financial risks to PPC. Potential state and federal regulation of agricultural practices contributing to water pollution may impose additional costs of compliance. Many of PPC’s largest customers expect improvements in management of risks associated with supply chain water pollution. Failing to mitigate water pollution impacts may therefore harm PPC’s position as a competitive supplier, resulting in reduced market share. Failing to address supply chain water pollution also threatens PPC’s reputation and brand value.
●	PPC lags its competitors in managing risks associated with supply chain water pollution. PPC’s industry peers, including several of its principal competitors, have either implemented practices to mitigate pollution from fertilizer and manure runoff and regularly disclose relevant information on this topic to investors.
●	PPC’s existing disclosures are inadequate to assure investors that it is proactively managing risks associated with supply chain water pollution. Neither PPC’s disclosures nor its policies specifically address the primary drivers of its water pollution footprint, including manure from contracted facilities and nutrient runoff from animal feed crops. Although a majority of PPC’s independent shareholders supported this proposal in 2020, the company has not improved its disclosures or engaged with investors on these issues.

Shareholders are urged to vote “FOR” proposal #6.

RESOLVED CLAUSE

Shareholders of Pilgrim’s Pride Corporation request a report assessing if and how the company plans to increase the scale, pace, and rigor of its efforts to reduce water pollution from its supply chain. This report should omit proprietary information, be prepared at reasonable cost, and be made available to shareholders by December 1, 2021.

Supporting statement

Although we defer to management for the precise contents, investors believe that meaningful disclosure within the report could include:

•	requirements for manure management practices intended to prevent water pollution
•	requirements for leading practices for nutrient management and pollutant limits throughout contract farms and feed suppliers, with a focus on nitrate contamination
•	plans to verify suppliers’ compliance with Pilgrim’s policies

RATIONALE DETAILS

Meat production is the leading source of water pollution in the U.S., exposing 5.6 million Americans to nitrates in drinking water and many more to toxic algal blooms.1 Proponents are concerned that as the country’s second largest poultry processor,2 PPC’s extensive impacts on water quality pose material regulatory, market, and reputational risks to long-term shareholder value. PPC’s existing disclosures lack sufficient detail to assure investors that it is adequately managing these risks.

The vast majority of PPC’s water pollution footprint is associated with its supply chain

Our company asserts that its “current practices and procedures sufficiently address the concerns raised” by this proposal.3 However, PPC’s existing disclosures focus mainly on treatment of discharges from its own facilities, while the vast majority of PPC’s water pollution footprint is associated with its agricultural supply chain.

Nutrient pollution from crop and livestock production is a leading cause of water contamination globally.4 Two of the most significant contributors of nitrogen and phosphorus runoff from meat production are:

•	fields that produce row-crops for animal feed, and
•	manure from animal feeding operations[5,6]

PPC is the second largest poultry processor in the United States. The cultivation of feed ingredients (primarily corn and soybeans) for the 45 million7 chickens produced weekly by PPC can be a significant source of water pollution due to nitrates and phosphates washing off fields if improperly managed.

PPC procures livestock from over 4,800 poultry farms.8 This supply chain generates large volumes of animal waste, which may contain nitrates, phosphates, antibiotic-resistant bacteria, and pathogens. When these contaminants pollute waterways, they endanger public health, damage ecosystems, and inflict financial harm to downstream industry.9

Supply chain water pollution poses material risks to PPC

The extensive impacts of PPC’s supply chain on water quality pose material regulatory, market, and reputational risks to long-term shareholder value.

1 https://ehjournal.biomedcentral.com/articles/10.1186/s12940-018-0442-6

2 http://www.wattpoultryusa-digital.com/201903/index.php#/20

3 Statement in opposition of the Board of Directors of the Company to Mercy Investment Services Inc.’s stockholder proposal. Copy on file with the author.

4 http://www.fao.org/3/CA0146EN/ca0146en.pdf

5 Ibid.

6 https://www.epa.gov/nutrientpollution/sources-and-solutions

7 https://ir.pilgrims.com/node/15486/html

8 Ibid.

9 https://noaa.maps.arcgis.com/apps/Cascade/index.html?appid=9e6fca29791b428e827f7e9ec095a3d7

Potential state and federal regulation of agricultural practices contributing to water pollution may impose additional costs of compliance

Public demand for increased state and federal oversight of the meat industry’s water pollution footprint is growing. PPC notes that its feed mills are “strategically located in the areas where we have processing operations.”10 Several states where Pilgrim’s has processing operations11 have tightened requirements related to nutrient management plans, manure disposal, field application of manure, and groundwater monitoring for animal agriculture.12

At the federal level, legislation introduced in December 2019, would place a moratorium on the use of the concentrated animal feeding operations (CAFOs). Many of the growers supplying PPC rely on the use of CAFOs. The impetus for this legislation came in part from the meat industry’s persistent contamination of U.S. waterways through fertilizer and manure runoff.13 This legislation was introduced weeks after the American Public Health Association urged federal, state, and local governments to impose a moratorium on all new and expanding CAFOs, citing public health concerns.14

Increased state and/or federal regulation of nutrient pollution from agricultural supply chains may impose increased costs of compliance on PPC. Reducing the nutrient load in the company’s supply chain would reduce its exposure to these regulatory risks.

Additional evidence of the materiality of the issues raised by the proposal for investors comes from reporting guidelines developed by the Sustainability Accounting Standards Board (SASB) for the Meat and Dairy sector15. The SASB guidelines target supply chain management of manure and nutrient management practices as material issues for the sector and are therefore appropriate issues for investor requests for improved disclosure. The current proposal, by suggesting disclosure related to “requirements for manure management practices intended to prevent water pollution,” is in alignment with the SASB standard for the meat industry, which includes detailed requirements for disclosures of efforts taken to mitigate pollution related to animal litter and manure, including in supply chains.

10 https://www.pilgrimsusa.com/our-chickens/

11 https://www.epa.gov/toxics-release-inventory-tri-program/tri-basic-data-files-calendar-years-1987-2018

12 https://www.opb.org/news/article/washington-dairy-pollution-regs/

https://www.environmentalintegrity.org/wp-content/uploads/2017/02/Shenandoah-Report.pdf

https://www.jsonline.com/story/news/politics/2017/01/07/state-wants-jump-start-manure-project/96212456/

https://www.nytimes.com/2018/07/09/us/algae-blooms-florida-nyt.html

https://www.flgov.com/wp-content/uploads/2019/01/EO-19-12-.pdf

https://civileats.com/2020/03/03/rural-resistance-builds-in-communities-facing-the-fallout-from-cheap-meat-production/

13 https://www.booker.senate.gov/?p=press_release&id=1036

14 https://clf.jhsph.edu/about-us/news/news-2019/nations-leading-public-health-organization-urges-halt-all-new-and-expanding?utm_source=FERN+Newsletter+Service&utm_campaign=ff69bc78a4-EMAIL_CAMPAIGN_2019_11_19_01_41&utm_medium=email&utm_term=0_c95f7f9b8b-ff69bc78a4-120482793

15 https://www.sasb.org/wp-content/uploads/2018/11/Meat_Poultry_Dairy_Standard_2018.pdf

The SASB standard emphasizes the importance of supply chain disclosures for meat processors like Pilgrim’s Pride: “The scope of disclosure includes facilities that the entity owns and operates, facilities from which it contracts animal production (e.g., independent producers), and facilities that otherwise supply animal protein to the entity (e.g., for processing by the entity).”

In addition, the SASB standard requests disclosure of plans to manage runoff of nutrients from crops grown to feed livestock, the second primary source of supply chain water pollution identified by the proposal: “At a minimum, the nutrient management plan shall meet the minimum specific elements of the Natural Resources Conservation Service (NRCS) Comprehensive Nutrient Management Plan (CNMP)”. Specific criteria for CNMPs are outlined in the National Planning Procedures Handbook from the NRCS and USDA. They include recommendations related to the form, rate, timing, and placement of fertilizers and manure, cover crops, crop rotations, and crop diversity.

While the proposal does not require the company to report on these issues in strict alignment with the guidelines of the Sustainability Accounting Standards Board, SASB standards are informative as to the alignment of the current proposal with issues that the SASB has determined to have a high likelihood of materiality for companies in the sector. Some of the largest investors in the market are asking companies to report under the SASB guidelines16, and at least one of PPC’s competitors, Sanderson Farms, is doing so.17

Large Retail Customers Increasingly Expect Supply Chain Water Risk Management from Suppliers

Several of PPC’s largest customers have made public commitments to substantially reduce the greenhouse gas (GHG) emissions of their animal protein supply chains. While fertilizer for animal feed and the storage and field application of manure are significant drivers of water pollution, they are also prominent sources of GHG emissions. Emissions from these sources comprise approximately 55% of the livestock sector’s total greenhouse gas emissions.18

Walmart Inc., PPC’s fourth largest customer by percentage of revenue, has introduced detailed supplier expectations on management of water, manure, nutrients, and fertilizer.19

Tesco Inc., PPC’s seventh largest customer by percentage of revenue20 has set a target to reduce its Scope 3 GHG emissions by 17% by 2030.21 Tesco notes that emissions from agriculture account for over 60% of its total carbon footprint.22 In discussing its efforts to meet its emissions reduction targets, Tesco notes that “We expect all our largest suppliers to have their own sustainable agriculture strategies to address their most material farm-level impacts and risks…”23

16 See, e.g. Blackrock 2020 Stewardship Priorities (“As part of long-term strategy and capital allocation, companies should articulate publicly how sector relevant sustainability risks and opportunities, for instance those identified in the SASB framework, are integrated into business strategy.”)( https://www.blackrock.com/corporate/newsroom/press-releases/article/corporate-one/press-releases/stewardship-priorities)

17 https://sandersonfarms.com/press-releases/sanderson-farms-releases-2019-corporate-responsibility-report/

18 http://www.fao.org/3/a-i8276e.pdf

19 https://www.walmartsustainabilityhub.com/project-gigaton/agriculture

20 Revenue ranks from Bloomberg as of March 2, 2020

21 https://sciencebasedtargets.org/case-studies-2/case-study-tesco/

22https://www.tescoplc.com/sustainability/planet/agriculture/

23 Ibid.

McDonald’s Corporation and Yum! Brands Inc. have also made commitments to reduce GHG emissions from their meat supply chains.24 Both companies are customers of PPC.25

In light of these commitments and expectations from several of PPC’s largest customers, failing to address the water and emissions impacts of fertilizer and manure may harm PPC’s position as a competitive supplier, resulting in reduced market share.

In addition to McDonald’s and Yum! Brands, other large customers of PPC face growing concerns from their investors regarding the water pollution impacts of their animal protein supply chains. In January 2019, over 80 investors representing over $6.5 trillion in combined assets called on fast food chains Chipotle Mexican Grill, Domino’s Pizza Group, McDonald’s Corporation, Restaurant Brands International, Yum! Brands, and The Wendy’s Company to set policies and goals to address the water use, water quality, and emissions impacts of their animal protein supply chains. Over the last year, this coalition of investors nearly doubled in size, now representing over $11.4 trillion in combined assets.26 The growth of this coalition demonstrates that investors are increasingly concerned that the environmental impacts of animal protein production threaten shareholder value.

Supply chain water pollution poses a risk to PPC’s brand value

In addition to regulatory and market risks, the poultry industry’s water pollution footprint represents a considerable reputational risk. PPC has been the focus of a public campaign seeking to hold the company accountable for water contamination across the country through its supply chain practices. The campaign suggests that agricultural runoff from feed crops produced to raise livestock is the leading cause of the growing hypoxic “dead zone” forming annually in the Gulf of Mexico. Further, the campaign suggests that as one of the primary sources of demand for feed crops, meat producers bear responsibility for addressing this problem.27

24 https://corporate.mcdonalds.com/corpmcd/scale-for-good/climate-action.html#goals

https://www.supplychaindive.com/news/yum-brands-science-based-carbon-emissions-targets/550789/

25 https://www.gainesville.com/news/20170309/pilgrims-pride-sued-over-wastewater-in-river

http://ir.pilgrims.com/static-files/e3600306-6cfa-4e6e-bae6-30bd760a13c5

26 https://www.forbes.com/sites/mikescott/2020/02/07/fast-food-companies-need-to-step-up-on-climate-water-action-investors-warn/#287ccae146de

27 http://www.mightyearth.org/as-massive-dead-zone-blooms-in-gulf-hold-industrial-farming-companies-responsible/

http://www.mightyearth.org/wp-content/uploads/2017/08/Meat-Pollution-in-America.pdf

PPC lags its competitors in managing supply chain water pollution

PPC’s principal competitors have recently disclosed measures intended to address supply chain water pollution.

Tyson Foods has committed to support improved fertilizer practices on two million acres of corn throughout its supply chain. This represents enough corn to feed all of Tyson’s annual broiler chicken production in the United States. Tyson notes that optimizing the application of fertilizer presents a cost-saving opportunity.28

Sanderson Farms, in accordance with the SASB standard for the poultry industry, has estimated the amount of poultry litter generated by the company and the percentage of which is managed according to a nutrient management plan.29

Other industrial meat processors have taken steps to address water pollution from their supply chains. Pork producer Smithfield Foods exceeded its target to purchase 75% of its feed grain from farms managed to reduce water pollution. Smithfield noted that optimizing the application of fertilizer improved farmers’ profits, and “strengthens Smithfield’s relationship with the grain suppliers that are critical to our business”.30 Perdue Farms has invested $80 million in a poultry litter recycling operation to prevent nutrient pollution.31 Hormel Foods has adopted a sustainable agriculture policy addressing fertilizer and manure management.32

CONCLUSION

Proponents commend our company’s efforts to reduce the quantity of water it uses at its facilities, and the recent completion of a water risk assessment of its facilities.33 Proponents acknowledge PPC’s environmental policy requiring “vendors” to comply with all applicable environmental laws and regulations, and encouraging vendors to “use best efforts to meet industry best practices and standards and responsibly manage the environmental impact of their operations.”34

However, neither our company’s disclosures nor its policies specifically address the primary drivers of its water pollution footprint, including manure from contracted facilities and nutrient runoff from animal feed crops. Our company’s existing disclosures lack sufficient detail to assure investors that it is adequately managing the substantial risks associated with water pollution in its supply chain.

28 https://www.tysonsustainability.com/environment/land-stewardship

29 https://ir.sandersonfarms.com/static-files/a11fcbd2-9dc4-441a-ae92-8258d316280d

30 https://www.smithfieldfoods.com/sustainability/report/2018/environment/supply-chain/grain-production

31 https://corporate.perduefarms.com/pdfs/perdue-farms-responsibility-report.pdf

32 https://www.hormelfoods.com/wp-content/uploads/Responsibility_Sustainable_Agriculture_Policy_07.25.17.pdf

33 https://sustainability.pilgrims.com/chapters/environment/water/

34 https://sustainability.pilgrims.com/stories/supplier-code-of-conduct/

PPC’s independent shareholders indicated that the company’s management of supply chain water pollution risk was of particular concern by voting overwhelmingly in favor of this proposal in 2020. The proposal received a vote of 17.94 percent in favor; this represents more than 80 percent of Pilgrim’s Pride’s outside shareholders (according to the 2020 proxy statement the majority of PPC stock, 78.42 percent, was held by Brazilian company JBS, with an additional .3 percent held by company directors and executive officers). Yet despite this significant vote from the company’s outside shareholders, the company has failed to engage with proponents or to address the concerns raised by the shareholder proposal in any way.

We therefore urge shareholders to vote FOR Proposal #6 requesting that our company issue a report at reasonable cost, omitting proprietary information, assessing if and how it plans to increase the scale, pace, and rigor of its efforts to reduce water pollution from its supply chain.

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